UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2011

Commission File Number 001-14552

Top Image Systems Ltd.
(Translation of registrant’s name into English)

2 Ben Gurion Street, Ramat Gan, Israel 52573
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Form 6-K including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statements on Form F-3 (file no. 333-119885 and 333-175546).

CONTENTS

Attached hereto is a copy of the Registrant’s press release issued on July 18, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top Image Systems Ltd.
Date: July 20, 2011
	By:	/s/ Ido Schechter
Ido Schechter
Chief Executive Officer

Top Image Systems Publishes Tender Offering to Repurchase
Outstanding Convertible Debentures

Tel Aviv, Israel – July 18, 2011 – Top Image Systems™ (TIS™), Ltd. (Nasdaq: TISA; TASE: TISA), the leading ECM (Enterprise Content Management) solutions provider, today announced that it has published a tender to repurchase all outstanding Series A convertible debentures that the Company issued on December 18, 2006 on the Tel Aviv Stock Exchange.

The Company is offering a price of 0.93 NIS for every 1 NIS par value. The offer is valid until August 1, 2011. The debentures are currently traded on the Tel Aviv Stock Exchange for the price of 0.94 NIS for every 1 NIS par value, and during the last three months were traded at an average price of 0.91 NIS for every 1 NIS par value.

About Top Image Systems (TIS)

Top Image Systems (TIS) is a leading innovator of enterprise solutions for managing and validating content entering organizations from various sources. Whether originating from mobile, electronic, paper or other sources, TIS solutions deliver the content to applications that drive the organization. TIS's eFLOW Platform is a common platform for the company's solutions. TIS markets its platform in more than 40 countries through a multi-tier network of distributors, system integrators and strategic partners. Visit the company's website www.topimagesystems.com for more information.

Caution Concerning Forward-Looking Statements

Certain matters discussed in this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results expressed or implied in those forward looking statements. Words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “intend,” “project,” “believe,” “plan” or similar expressions identify some, but not all, of these forward-looking statements.  These statements are based on management's current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially including, but not limited to, risks associated with the private placement, risks in product development, approval and introduction plans and schedules, rapid technological change, customer acceptance of new products, the impact of competitive products and pricing, the lengthy sales cycle, proprietary rights of TIS and its competitors, risk of operations in Israel, government regulation, litigation, general economic conditions and other risk factors detailed in the Company's most recent annual report on Form 20-F and other subsequent filings with the United States Securities and Exchange Commission. TIS wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made.  TIS is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.